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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

4.875% Senior Notes due 2021	$750,000,000	99.085%	$743,137,500	$85,950

(1)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-171068

Prospectus Supplement
(To Prospectus dated December 9, 2010)

$750,000,000

EQT CORPORATION

4.875% Senior Notes due 2021

        The notes will mature on November 15, 2021. We will pay interest on the 4.875% notes due November 15, 2021 on May 15 and November 15 of each year. The first such payments on the notes will be made on May 15, 2012. We may redeem the notes at our option and at any time, either as a whole or in part, at the redemption prices described in this prospectus supplement.

        The notes will be our senior unsecured debt and will rank equally with all of our existing and future unsecured and unsubordinated debt.

        Investing in the notes involves risks, including those described in the "Risk Factors" section beginning on page S-15 of this prospectus supplement and the section entitled "Risk Factors" beginning on page 16 of our most recent annual report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per Note	Total
Public offering price(1)	99.085%	$743,137,500
Underwriting discount	0.650%	$4,875,000
Proceeds to EQT Corporation (before expenses)	98.435%	$738,262,500

(1)
Plus accrued interest, if any, from November 7, 2011, if settlement occurs after that date.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company for the accounts of its participants, including Clearstream and Euroclear, on or about November 7, 2011.

Joint Book-Running Managers

Barclays Capital	Deutsche Bank Securities	J.P. Morgan

SunTrust Robinson Humphrey

Senior Co-Managers

PNC Capital Markets LLC	Mitsubishi UFJ Securities

Co-Managers

Goldman, Sachs & Co.	Huntington Investment Company	UBS Investment Bank	US Bancorp
CIBC		Credit Agricole CIB

The date of this prospectus supplement is November 2, 2011

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a shelf registration process. Under the shelf registration process, we may offer, issue and sell unsecured debt securities which may be senior, subordinated or junior subordinated debt securities, preferred stock and common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the notes that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our debt securities and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under "Incorporation of Certain Documents by Reference" on page S-iii of this prospectus supplement before investing in the notes.

        You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-ii

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" documents we file with the SEC into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus supplement and the accompanying prospectus. If any statement in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

        We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the completion of the offering of all securities covered by this prospectus supplement (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules):

  •
  our Annual Report on Form 10-K for the year ended December 31, 2010 (filed on February 24, 2011), including portions of our Definitive Proxy Statement on Schedule 14A (filed on March 14, 2011) incorporated by reference therein;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 (filed on April 28, 2011), June 30, 2011 (filed on July 28, 2011) and September 30, 2011 (filed on October 27, 2011); and

  •
  our Current Reports on Form 8-K (filed on May 10, 2011 (but only with respect to Items 3.03, 5.02, 5.03 and 5.07 of such Current Report on Form 8-K) and October 26, 2011).

        We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement or the accompanying prospectus. You should direct requests for documents to:

EQT Corporation
EQT Plaza
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222
Attention: Lewis B. Gardner, Esq.
Vice President and General Counsel
Telephone: (412) 553-5700

S-iii

 FORWARD-LOOKING STATEMENTS

        Disclosures in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as "anticipate," "estimate," "will," "may," "forecast," "approximate," "expect," "project," "intend," "plan," "believe" and other words of similar meaning in connection with any discussion of future operating or financial matters. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference include the matters discussed in "Summary—Outlook" of this prospectus supplement, in the sections captioned "Outlook" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 2010 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, and our expectations of plans, strategies, objectives, and growth and anticipated financial and operational performance, including guidance regarding our drilling and infrastructure programs (including the expected costs of drilling and fracturing services, and the Equitrans Marcellus Expansion Project), our expected use of proceeds from the sale of the Big Sandy Pipeline, the expected incremental Marcellus gathering capacity to be added throughout 2011, midstream structural alterations, production and sales volumes, revenue projections, reserves, capital expenditures, hedging strategy and tax position. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond the our control. The risks and uncertainties that may affect the operations, performance and results of our business and forward-looking statements include, but are not limited to, those set forth under Item 1A, "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2010.

        Any forward-looking statement speaks only as of the date on which such statement is made and we do not intend to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

        In reviewing any agreements incorporated by reference in this prospectus supplement or the accompanying prospectus, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties should those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

S-iv

SUMMARY

        This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in the notes. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in the notes discussed in "Risk Factors" below and in the incorporated documents. References herein to a fiscal year mean the fiscal year ended December 31.

        Throughout the remainder of this prospectus supplement, except as otherwise indicated, references to "we," "us," "our," "EQT," "EQT Corporation," and the "Company" refer collectively to EQT Corporation and its consolidated subsidiaries.

Our Company

General

        We conduct our business through three business segments: EQT Production, EQT Midstream and Distribution. EQT Production is one of the largest natural gas producers in the Appalachian Basin with 5.2 Tcfe of proved reserves across 3.5 million acres as of December 31, 2010. EQT Midstream provides gathering, transmission and storage services for our produced gas and to independent third parties in the Appalachian Basin. Until February 1, 2011, EQT Midstream also provided processing services. Distribution, through its regulated natural gas distribution subsidiary, Equitable Gas Company, LLC ("Equitable Gas"), distributes and sells natural gas to residential, commercial and industrial customers in southwestern Pennsylvania, West Virginia and eastern Kentucky, operates a small gathering system in Pennsylvania and provides off-system sales activities which include the purchase and delivery of gas to customers.

        Our most recently completed quarter was very strong from an operational and financial standpoint. Some highlights for the third quarter 2011 included:

  •
  On July 1, 2011, we completed the sale of the Big Sandy Pipeline to Spectra Energy Partners, LP for $390.0 million;

  •
  Third quarter 2011 earnings of $178.9 million, $142.4 million higher than the third quarter of 2010;

  •
  Earnings per diluted share of $1.19 for the third quarter 2011, up from the $0.24 reported in the third quarter 2010;

  •
  Sales of produced natural gas were 51% higher than the third quarter 2010;

  •
  Marcellus natural gas production was 252% higher than the third quarter 2010; and

  •
  EQT Midstream's gathered volumes increased by 35% in the third quarter 2011 to a record 67.3 TBtus.

        Presented below are operating incomes as a percentage of total operating income for each of our business segments during the years 2010, 2009 and 2008.

	2010*	2009*	2008*
EQT Production	46%	44%	60%
EQT Midstream	37%	37%	27%
Distribution	17%	19%	13%

*
Excluding unallocated (expenses) income.

EQT Production

        As of December 31, 2010, EQT Production had 5.2 Tcfe of proved reserves across three major plays: Marcellus, Huron and Coalbed Methane ("CBM"), all located in the Appalachian Basin. EQT Production's strategy is to maximize value by profitably developing its extensive acreage position. EQT Production is focused on continuing its significant organic reserve and production growth through its drilling program, particularly in the Marcellus play. We believe that EQT Production is a technological leader in drilling shale.

        EQT Production's natural gas wells are generally low-risk wells with long lives and low development and production costs. The gas produced from these wells has a high energy content and is in close proximity to natural gas markets. Many of EQT Production's wells have been producing for decades, with several in production since early in the 20th century. Also, the gas produced from most of EQT Production's Huron wells and some of its Marcellus wells is liquids-rich.

        In the Marcellus play, EQT Production applies extended lateral horizontal drilling technology to its approximately 520,000 acres and 2.9 Tcfe of proved reserves. Marcellus wells target depths ranging from 5,100 to 8,250 feet.

        EQT Production is also focusing its highly successful horizontal drilling program in the Huron play where it has approximately 2.7 million acres and 2.2 Tcfe of proved reserves. Horizontal drilling technology has been used in fractured horizontal single lateral wells, stacked horizontal wells and extended lateral wells. Wells in the Huron play are drilled to depths ranging from 1,850 to 6,450 feet with an average lateral spacing of 1,000 feet.

        Less than 5% of EQT Production's proved reserves are attributable to CBM as of December 31, 2010. Substantially all of its CBM wells are drilled vertically and do not contain natural gas liquids.

        Horizontal wells drilled by EQT Production over the past five years are as follows:

	For the year ended December 31,
	2010	2009	2008	2007	2006
Gross Horizontal Wells Drilled
Marcellus	90	46	7	—	—
Huron	236	356	381	88	5
Other	—	1	1	—	—

Total Horizontal	326	403	389	88	5

        We invested approximately $888 million on well development (primarily drilling) in 2010. Sales volumes increased 34% in 2010 over 2009.

        EQT Production's proved reserves increased by 28% in 2010 and by 121% over the preceding five years, while its cost structure remained at an industry leading level. EQT Production's 2010 finding and development cost was among the lowest in the industry at $0.70 per Mcfe. As of December 31, 2010,

EQT Production's proved reserves, including proved developed and proved undeveloped reserves, and the resource plays to which the reserves relate was as follows:

(Bcfe)	Marcellus	Huron*	Coalbed Methane	Total
Proved Developed	577	1,797	161	2,535
Proved Undeveloped	2,302	383	—	2,685

Total Proved Reserves	2,879	2,180	161	5,220

*
The Company includes the Lower Huron, Cleveland, Berea sandstone and other Devonian shales, except Marcellus, in its Huron play. Also included in the Huron play is 705 Bcfe of reserves from non-shale formations accessed through vertical wells.

        A key assumption in booking proved undeveloped reserves is our 5-year capital investment estimate. The five-year plan used in estimating our proved reserves at December 31, 2010 anticipated drilling expenditures of $2.5 billion, which was consistent with the pace of development that we believed could be funded using EQT Production's portion of internally-generated cash flows and without requiring additional capital infusions or asset sales. Assuming that future annual production from these reserves is consistent with 2010, as of December 31, 2010 the remaining reserve life of our total proved reserves as calculated by dividing total proved reserves by current year produced volumes was in excess of 37 years.

        In December 2000, we sold a net profits interest ("NPI") in certain producing properties located in the Appalachian Basin to a trust in exchange for approximately $298 million. The NPI entitled the trust to receive 100% of the net profits received from the sale of natural gas and oil from the producing properties until cumulative production from such properties reached a specified amount. We owned the Class B interest in the trust, entitling us to specified percentages of any available cash from the trust over time. An unrelated third party, Appalachian NPI, LLC ("ANPI"), owned the Class A interest in the trust.

        Effective May 4, 2011, EQT Production acquired the Class A interest in the trust thereby acquiring 100% of the NPI associated with the producing properties (the "ANPI transaction"). As part of the consideration for the acquired assets, we entered into a discounted natural gas sales agreement with ANPI and assumed a swap held by ANPI on the trust's sales of natural gas.

EQT Midstream

        EQT Midstream provides gathering, transmission and storage services to EQT Production and to independent third parties in the Appalachian Basin. At December 31, 2010, EQT Midstream had approximately 10,900 miles of gathering lines and 770 miles of transmission lines. EQT Midstream's 14 natural gas storage reservoirs provide approximately 500 MMcf per day of peak delivery capability and 63 Bcf of storage capacity, of which 32 Bcf is working gas. EQT Midstream's storage reservoirs are clustered in two geographic areas connected to its Equitrans L.P. ("Equitrans," its interstate pipeline subsidiary) pipeline, with eight in northern West Virginia and six in southwestern Pennsylvania.

        EQT Midstream has both regulated and non-regulated operations. The regulated activities consist of federally-regulated transmission and storage operations and certain federally and state-regulated gathering operations. The non-regulated activities include certain gathering and transportation operations and risk management activities. Equitrans' rates and operations are subject to regulation by the Federal Energy Regulatory Commission ("FERC"). For instance, FERC approves tariffs that establish Equitrans' rates, cost recovery mechanisms, and other terms and conditions of service to Equitrans' customers. The fees or rates established under Equitrans' tariffs are a function of its costs of providing services to customers, including a reasonable return on invested capital. FERC's authority also extends to: storage and related services; certification and construction of new facilities; extension or abandonment of services and facilities; maintenance of accounts and records; relationships between pipelines and certain affiliates; terms and conditions of service; depreciation and amortization policies; acquisition and disposition of facilities; the safety of pipelines; and initiation and discontinuation of services.

        Through EQT Midstream's gas marketing subsidiary, EQT Energy, LLC ("EQT Energy"), we provide optimization of pipeline capacity and storage assets, NGL sales and gas sales to commercial and industrial customers within our operational footprint.

        On July 1, 2011, we completed the sale of the Big Sandy Pipeline to Spectra Energy Partners, LP for $390 million. We plan to invest the majority of the proceeds to develop our approximately 520,000 Marcellus acres, including associated midstream gathering.

        We believe we are well positioned to leverage our existing gathering infrastructure as well as expand and extend our footprint to support EQT Production's Marcellus growth strategy. To support the drilling growth, we plan to add approximately 310 MMcfe per day of incremental Marcellus gathering capacity throughout 2011. This capacity addition includes 150 MMcfe per day of additional gathering capacity at our Callisto compressor station located in Greene County, Pennsylvania, which was turned in line in July 2011. These important capacity additions will give us a total of 440 MMcfe per day of Marcellus gathering capacity in Pennsylvania and 85 MMcfe per day of gathering capacity in West Virginia by the end of 2011.

        On September 8, 2011, we received approval from FERC to proceed with construction of Phase II of the Equitrans Marcellus expansion project. Phase II of the Equitrans Marcellus expansion project will expand Equitrans' existing mainline transmission system by adding 41.5 miles of 24-inch-diameter pipeline and 2.7 miles of 16-inch-diameter pipeline that runs from Wetzel County, West Virginia to Greene County, Pennsylvania along with a new compressor station in Greene County to address the increased drilling activity in the Appalachian basin. We will continue to evaluate the use of existing assets to move additional Marcellus volume while optimizing our contractual capacity and storage assets.

        In the future, we expect there will be strong demand for additional Marcellus header pipeline infrastructure to provide access from EQT Production's acreage position as well as other third party producers' acreage positions in order to deliver gas to the interstate pipeline systems. We are committed to developing long-term pipeline solutions that will provide reliable access to the Marcellus play.

Distribution

        Our regulated natural gas distribution subsidiary, Equitable Gas, distributes and sells natural gas to residential, commercial and industrial customers in southwestern Pennsylvania, West Virginia and eastern Kentucky. Equitable Gas also operates a small gathering system in Pennsylvania and provides off-system sales activities, which include the purchase and delivery of gas to customers at mutually agreed-upon points on facilities not owned by us.

        Distribution's business strategy is to earn an appropriate return on its asset base through operational efficiency and regulatory mechanisms. Distribution is focused on enhancing the value of its existing assets by establishing a reputation for excellent customer service, effectively managing capital spending, improving the efficiency of its workforce and continuing to leverage technology throughout its operations.

        Equitable Gas' distribution rates, terms of service and contracts with affiliates are subject to comprehensive regulation by the Pennsylvania Public Utility Commission (the "PA PUC") and the West Virginia Public Service Commission (the "WV PSC"). In addition, the issuance of securities by

Equitable Gas is subject to regulation by the PA PUC. The field line sales rates in Kentucky are subject to rate regulation by the Kentucky Public Service Commission.

        Equitable Gas must usually seek the approval of one or more of its regulators prior to changing its rates. Currently, Equitable Gas passes through to its regulated customers the cost of its purchased gas and transportation activities. Equitable Gas is allowed to recover a return in addition to the costs of its distribution and gathering delivery activities. However, Equitable Gas' regulators do not guarantee recovery and may require that certain costs of operation be recovered over an extended term.

Markets and Customers

        Natural Gas Sales:    EQT Production's produced natural gas is sold to marketers, utilities and industrial customers located mainly in the Appalachian area. No single customer accounted for more than 10% of revenues in 2010 or 2009. Sales to one third-party marketer accounted for approximately 13% of revenues for EQT Production for the year ended December 31, 2008. Natural gas is a commodity and therefore EQT Production receives market-based pricing. The market price for natural gas can be volatile as evidenced by the significant increase in natural gas prices in early through mid 2008 followed by decreases later in 2008 and in 2009. In order to protect cash flow from undue exposure to the risk of changing commodity prices, we hedge a portion of our forecasted natural gas production.

        NGL Sales:    As of December 31, 2010, we processed natural gas in order to extract heavier liquid hydrocarbons (propane, iso-butane, normal butane and natural gasoline) from the natural gas stream, primarily from EQT Production's produced gas. NGLs were recovered at EQT's natural gas processing complex in Langley, Kentucky and transported to a fractionation plant owned by a third-party for separation into commercial components. The third-party marketed these components for a fee. We also had contractual processing arrangements whereby we sold gas to a third-party processor at a weighted average liquids component price. On February 1, 2011, we sold the natural gas processing complex in Langley, Kentucky and associated natural gas liquids pipeline for $230.5 million. Subsequent to the closing of the sale of our natural gas processing complex to MarkWest, the processing of our produced natural gas has been primarily performed by MarkWest.

        Average well-head sales price:

	2010	2009	2008
Average well-head sales price per Mcfe sold (net of hedges)	$3.93	$4.11	$5.51
Average well-head sales price per Mcfe sold (excluding hedges)	$3.43	$2.79	$8.42

        Natural Gas Gathering:    EQT Midstream derives gathering revenues from charges to customers for use of its gathering system in the Appalachian Basin. The gathering system volumes are transported to four major interstate pipelines: Columbia Gas Transmission, East Tennessee Natural Gas Company, Dominion Transmission and Texas Eastern Transmission pipeline. The gathering system also maintains interconnects with Equitrans. Maintaining these interconnects provides EQT Midstream with access to geographically diverse markets.

        Gathering system transportation volumes for 2010 totaled 195,642 BBtu, of which approximately 67% related to gathering for EQT Production, 19% related to third-party volumes and 2% related to volumes for our other subsidiaries. The remainder related to volumes in which interests we sold but which we continued to operate for a fee. Revenues from other subsidiaries accounted for approximately 85% of 2010 gathering revenues.

        Natural Gas Transmission and Storage:    Services offered by EQT Energy include commodity procurement, sales, delivery, risk management and other services. These operations are executed using company owned and operated or contracted transmission and underground storage facilities as well as other contractual capacity arrangements with major pipeline and storage service providers in the eastern United States. EQT Energy uses leased storage capacity and firm transportation capacity to take advantage of price differentials and arbitrage opportunities. EQT Energy also engages in risk management and energy trading activities for us. The objective of these activities is to limit our exposure to shifts in market prices and to optimize the use of our assets.

        Customers of EQT Midstream's gas transportation, storage, risk management and related services are affiliates and third parties in the northeastern United States, including, but not limited to, Dominion Resources, Inc., Keyspan Corporation, NiSource, Inc., PECO Energy Company and UGI Energy Services, Inc. EQT Energy's commodity procurement, sales, delivery, risk management and other services are offered to natural gas producers and energy consumers, including large industrial, utility, commercial and institutional end-users.

        Equitrans' firm transportation contracts expire between 2012 and 2023. We anticipate that the capacity associated with these expiring contracts will be remarketed or used by affiliates such that the capacity will remain fully subscribed. In 2010, approximately 85% of transportation volumes and approximately 89% of transportation revenues were from affiliates.

        Natural Gas Distribution:    As of December 31, 2010, our distribution segment provides natural gas distribution services to approximately 276,500 customers, consisting of 257,900 residential customers and 18,600 commercial and industrial customers in southwestern Pennsylvania, municipalities in northern West Virginia and field line sales, also referred to as farm tap service, in eastern Kentucky and West Virginia. These service areas have a rather static population.

        Equitable Gas purchases gas through contracts with various sources including major and independent producers in the Gulf Coast, local producers in the Appalachian area and gas marketers (including an affiliate). The gas purchase contracts contain various pricing mechanisms, ranging from fixed prices to several different index-related prices. The cost of purchased gas is Equitable Gas' largest operating expense and is passed through to customers utilizing mechanisms approved by the PA PUC and WV PSC. Equitable Gas is not permitted to profit from fluctuations in gas costs.

        Because most of its customers use natural gas for heating purposes, Equitable Gas' revenues are seasonal, with approximately 71% of calendar year 2010 revenues occurring during the winter heating season (the months of January, February, March, November and December). Significant quantities of purchased natural gas are placed in underground storage inventory during the off-peak season to accommodate higher demand during the winter heating season.

Outlook

        A substantial portion of EQT Production's drilling efforts in 2011 are focused on drilling horizontal wells in Marcellus shale formations in Pennsylvania and West Virginia. Natural gas producers compete in the acquisition of properties, the search for and development of reserves, the production and sale of natural gas and the securing of labor and equipment required to conduct operations. Due to oil field inflation, we are increasing our cost per well estimate from $6 million per well to $6.7 million per well. The cost per well assumes 5,300 feet of lateral pay and a standard frac design.

        EQT Production continues to be committed to profitably expanding its production and developing its reserves through environmentally responsible, cost-effective, technologically-advanced horizontal drilling in its existing plays. EQT Production expects sales of produced natural gas in 2011 to be 195 Bcfe, the high end of our previous guidance of between 190 and 195 Bcfe. EQT Production also reiterates the 2012 guidance of more than 250 Bcfe.

        To support the drilling growth, EQT Midstream plans to add approximately 310 MMcfe per day of incremental Marcellus gathering capacity throughout 2011, of which 150 MMcfe has already been added in 2011. We will continue to add to our gathering capacity in support of EQT Production's growth. We are also evaluating a number of structural alternatives for our midstream business in order to finance anticipated capital investments.

        On September 8, 2011, we received approval from FERC to proceed with construction of Phase II of the Equitrans Marcellus expansion project. The Equitrans Marcellus expansion project will expand Equitrans' existing mainline transmission system by adding 41.5 miles of 24-inch-diameter pipeline and 2.7 miles of 16-inch-diameter pipeline that runs from Wetzel County, West Virginia to Greene County, Pennsylvania along with a new compressor station in Greene County to address the increased drilling activity in the Appalachian basin.

Risks of Investment

        Any investment in the notes involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" below and all of the other information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2010, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference to this prospectus supplement and the accompanying prospectus. These risks include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements."

THE OFFERING

Issuer	EQT Corporation
Securities Offered	$750 million aggregate principal amount of 4.875% Senior Notes due 2021.
Maturity Date	The notes will mature on November 15, 2021.
Interest Rate	4.875% per year.
Interest Payment Dates	May 15 and November 15 of each year, commencing on May 15, 2012.
Optional Redemption

We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption. See "Description of Notes—Optional Redemption."

Ranking

The notes will be our senior unsecured debt and will rank equally with all of our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing that debt and to all the debt and other liabilities of our subsidiaries. As of September 30, 2011, we had approximately $2.0 billion outstanding indebtedness with which the notes will rank pari passu.

Further Issues

At any time and from time to time, without notice to or consent of the holders, we may also issue additional debt securities of the same tenor, coupon and other terms of the notes (except for the issue date and public offering price), so that such additional debt securities and the notes together form a single series.

Certain Covenants

The indenture governing the notes will contain covenants that limit our ability and that of our subsidiaries to incur debt secured by liens, enter into sale and leaseback transactions and consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries. These covenants are subject to important exceptions and qualifications, which are described in the "Description of Notes" section of this prospectus supplement.

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting underwriters' discounts and estimated offering expenses of approximately $6.4 million, will be approximately $736.7 million. We intend to use the net proceeds from this offering for general corporate purposes.

United States Federal Income Tax Considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See "United States Federal Income Tax Considerations."

Governing Law	The notes and the indenture will be governed by the laws of the state of New York.
Trustee, Registrar and Paying Agent	The Bank of New York Mellon.
Risk Factors

See "Risk Factors" beginning on page S-15 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section entitled "Risk Factors" beginning on page 16 of our annual report on Form 10-K for the year ended December 31, 2010, for a discussion of the factors you should carefully consider before deciding to invest in the notes.

SUMMARY HISTORICAL FINANCIAL DATA

        You should read the summary historical consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included in our annual report on Form 10-K for the year ended December 31, 2010 and our quarterly report on Form 10-Q for the nine months ended September 30, 2011, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus. We derived the following summary historical financial statement of earnings data for the years ended December 31, 2010, 2009 and 2008 and the summary historical balance sheet data for the years ended December 31, 2010 and 2009 from our audited consolidated financial statements. We derived the summary historical financial data for the nine months ended September 30, 2011 and 2010 from our unaudited condensed consolidated financial statements. In our opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Nine months ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008
	(in thousands, except per share amounts)
Statements of consolidated income:
Operating revenues	$1,141,391	$951,490	$1,322,708	$1,269,827	$1,576,488

Operating expenses:
Purchased gas cost	127,870	138,769	201,197	319,369	645,136
Operation and maintenance	91,513	110,775	152,414	140,003	129,712
Production	60,784	49,163	67,414	62,978	79,858
Exploration	3,387	3,354	5,368	17,905	9,064
Selling, general and administrative	124,572	117,961	155,551	176,703	111,096
Depreciation, depletion and amortization	247,627	195,644	270,285	196,078	136,816

Total operating expenses	655,753	615,666	852,229	913,036	1,111,682

Operating income	485,638	335,824	470,479	356,791	464,806
Gain on sale of available-for-sale securities, net	8,474	—	2,079	—	—
Other than temporary impairment of available-for-sale securities	—	—	—	—	(7,835)
Gain on disposition	202,928	—	—	—	—
Other income	13,127	958	1,147	2,076	6,233
Equity in earnings of nonconsolidated investments	6,347	7,593	9,672	6,509	5,714
Interest expense	98,642	102,075	128,157	111,779	58,394

Income before income taxes	617,872	242,300	355,220	253,597	410,524
Income taxes	228,949	87,713	127,520	96,668	154,920

Net income	$388,923	$154,587	$227,700	$156,929	$255,604

Earnings per share of common stock:
Basic:
Net income	$2.60	$1.08	$1.58	$1.20	$2.01

Diluted:
Net income	$2.59	$1.07	$1.57	$1.19	$2.00

Dividends declared per common share	$0.66	$0.66	$0.88	$0.88	$0.88

	Nine months ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Cash flows from operating activities:
Net income	$388,923	$154,587	$227,700	$156,929	$255,604
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	190,330	99,205	153,912	234,776	245,801
Depreciation, depletion and amortization	247,627	195,644	270,285	196,078	136,816
Gain on disposition	(202,928)	—	—	—	—
Other than temporary impairment of available-for-sale securities	—	—	—	—	7,835
Gain on sale of available-for-sale securities, net	(8,474)	—	(2,079)	—	—
Provision for (recoveries of) losses on accounts receivable	(176)	2,917	5,134	(1,263)	11,744
Other income	(13,127)	(958)	(1,147)	(2,076)	(6,233)
Equity in earnings of nonconsolidated investments	(6,347)	(7,593)	(9,672)	(6,509)	(5,714)
Restricted stock and stock option expense	15,118	10,290	14,104	6,768	6,700
Reimbursements for tenant improvements	—	—	4,053	12,212	—
Changes in other assets and liabilities:
Accounts receivable and unbilled revenues	66,952	90,183	(6,330)	66,327	(33,377)
Inventory	467	15,589	45,104	73,181	(4,697)
Prepaid expenses and other	—	—	4,579	11,836	(100,532)
Accounts payable	37,535	(57,402)	(36,853)	(107,745)	77,475
Derivative instruments, at fair value, net	3,884	(9,294)	(7,609)	56,510	(82,564)
Other current liabilities	—	—	(2,963)	33,502	(58,326)
Federal income tax carryback refund	—	121,463	121,463	—	—
Other items, net	(6,449)	6,416	10,059	(4,785)	58,625

Net cash provided by operating activities	713,335	621,047	789,740	725,741	509,157
Cash flows from investing activities:
Capital expenditures	(892,557)	(863,011)	(1,246,932)	(963,908)	(1,343,996)
Capital contributions to Nora Gathering, LLC	—	—	—	(6,400)	(29,000)
Dividend from Nora Gathering, LLC	23,500	—	—	—	—
Tenant improvements	—	—	(4,053)	(12,212)	—
Proceeds from sale of available-for-sale securities	29,947	—	12,306	—	—
Proceeds from dispositions	619,999	—	—	—	—
Investment in available-for-sale securities	—	(750)	(750)	(3,000)	(3,000)

Net cash used in investing activities	(219,111)	(863,761)	(1,239,429)	(985,520)	(1,375,996)
Cash flows from financing activities:
Dividends paid	(98,709)	(94,438)	(127,292)	(115,368)	(111,403)
Proceeds from issuance of common stock	—	537,239	537,206	—	560,739
Proceeds from issuance of long-term debt	—	—	—	700,000	500,000
Debt issuance costs	—	—	(10,962)	(6,874)	(6,645)
Decrease in short-term loans	(53,650)	(5,000)	48,650	(314,917)	(130,083)
Repayments of long-term debt	(9,457)	—	—	(4,300)	—
Repayments of note payable to Nora Gathering, LLC	—	—	—	—	(29,329)
Proceeds and excess tax benefits from exercises under employee compensation plans	2,504	2,280	2,087	1,238	1,849

Net cash (used in) provided by financing activities	(159,312)	440,081	449,689	259,779	785,128

Net increase in cash and cash equivalents	334,912	197,367	—	—	(81,711)
Cash and cash equivalents at beginning of period	—	—	—	—	81,711

Cash and cash equivalents at end of period	$334,912	$197,367	—	—	—

Cash paid (received) during the period for:
Interest, net of amount capitalized	$76,934	$80,703	$127,904	$107,475	$51,234

Income taxes, net	$35,628	$(124,124)	$(129,495)	$(120,074)	$(13,963)

	As of September 30,	Year ended December 31,
	2011	2010	2009
	(in thousands)
Consolidated balance sheet
Assets
Current assets:
Cash and cash equivalents	$334,912	—	—
Accounts receivable (less accumulated provision for doubtful accounts at September 30, 2011, December 31, 2010 and December 31, 2009: $14,913, $18,335 and $16,792)	124,542	156,709	155,574
Unbilled revenues	8,158	38,361	38,300
Inventory	138,012	137,853	182,957
Derivative instruments, at fair value	313,537	225,339	163,879
Assets held for sale	—	207,678	—
Prepaid expenses and other	49,732	62,000	154,456

Total current assets	968,893	827,940	695,166
Equity in nonconsolidated investments	136,148	191,265	181,866
Property, plant and equipment	8,393,467	7,689,025	6,478,486
Less: accumulated depreciation and depletion	1,907,848	1,778,934	1,563,755

Net property, plant and equipment	6,485,619	5,910,091	4,914,731
Investments, available-for-sale	—	28,968	36,156
Regulatory assets	98,388	100,949	99,144
Other	31,146	39,225	30,194

Total assets	$7,720,194	$7,098,438	$5,957,257

Liabilities and common stockholders' equity
Current liabilities:
Current portion of long-term debt	$25,315	$6,000	—
Short-term loans	—	53,650	5,000
Accounts payable	252,030	212,134	248,987
Derivative instruments, at fair value	108,926	106,721	132,518
Other current liabilities	206,369	218,479	226,169

Total current liabilities	592,640	596,984	612,674
Long-term debt	1,978,596	1,943,200	1,949,200
Deferred income taxes and investment tax credits	1,502,625	1,274,888	1,039,473
Unrecognized tax benefits	36,991	41,451	56,621
Pension and other post-retirement benefits	38,845	44,135	47,615
Other credits	132,760	119,084	100,644

Total liabilities	4,282,457	4,019,742	3,806,227
Common stockholders' equity:
Common stock, no par value, authorized 320,000 shares; shares issued: 175,685 at September 30, 2011, 175,684 at December 31, 2010 and 157,630 at December 31, 2009	1,731,246	1,723,898	952,237
Treasury stock, shares at cost: 26,247 at September 30, 2011, 26,531 at December 31, 2010 and 26,699 at December 31, 2009	(473,925)	(479,072)	(482,125)
Retained earnings	2,085,980	1,795,766	1,695,358
Accumulated other comprehensive loss	94,436	38,104	(14,440)

Total common stockholders' equity	3,437,737	3,078,696	2,151,030

Total liabilities and common stockholders' equity	$7,720,194	$7,098,438	$5,957,257

	Nine months ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Financial Information by Business Segment
Revenues from external customers:
EQT Production	$577,352	$395,182	$537,657	$420,990	$472,961
EQT Midstream	395,477	436,225	580,698	465,444	597,073
Distribution	313,366	338,812	474,143	560,283	698,385
Less intersegment revenues(a)	(144,804)	(218,729)	(269,790)	(176,890)	(191,931)

Total	$1,141,391	$951,490	$1,322,708	$1,269,827	$1,576,488

Operating income:
EQT Production	$281,024	$169,797	$223,487	$185,868	$267,620
EQT Midstream	160,549	130,263	178,866	154,197	119,936
Distribution	64,758	52,353	83,182	78,918	59,859
Unallocated expenses (income)(b)	(20,693)	(16,589)	(15,056)	(62,192)	17,391

Total operating income	$485,638	$335,824	$470,479	$356,791	$464,806

Reconciliation of operating income to net income:
Equity in earnings of nonconsolidated investments	$6,347	$7,593	$9,672	$6,509	$5,714
Other income	13,127	958	1,147	2,076	6,233
Gain on disposition	202,928	—	—	—	—
Other than temporary impairment of available-for-sale securities	—	—	—	—	(7,835)
Gain on sale of available-for-sale securities, net	8,474	—	2,079	—	—
Interest expense	98,642	102,075	128,157	111,779	58,394
Income taxes	228,949	87,713	127,520	96,668	154,920

Net income	$388,923	$154,587	$227,700	$156,929	$255,604

(a)
Intersegment revenues primarily represent natural gas sales from EQT Production to EQT Midstream and transportation activities between EQT Midstream and Distribution.

(b)
Unallocated expenses and income consist primarily of incentive compensation and administrative costs that are not allocated to the operating segments.

	As of September 30,	Year ended December 31,
	2011	2010	2009
	(in thousands)
Segment assets:
EQT Production	$4,797,066	$3,979,676	$2,931,053
EQT Midstream	1,729,988	2,076,485	1,984,525
Distribution	812,652	848,419	860,222

Total operating segments	7,339,706	6,904,580	5,775,800
Headquarters assets, including cash and short-term investments	380,488	193,858	181,457

Total assets	$7,720,194	$7,098,438	$5,957,257

	Nine months ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Depreciation, depletion and amortization:
EQT Production	$186,680	$131,036	$183,699	$117,424	$78,234
EQT Midstream	43,097	46,240	61,863	53,291	34,802
Distribution	18,414	18,067	24,174	22,375	22,055
Other	(564)	301	549	2,988	1,725

Total	$247,627	$195,644	$270,285	$196,078	$136,816

Expenditures for segment assets:
EQT Production(c)	$800,029	$929,225	$1,245,914	$717,356	$700,745
EQT Midstream	156,832	138,479	193,128	201,082	593,564
Distribution	25,179	21,107	36,619	33,707	45,770
Other	3,131	4,887	1,958	11,763	3,917

Total	$985,171	$1,093,698	$1,477,619	$963,908	$1,343,996

(c)
Expenditures for segment assets in the EQT Production segment include $357.7 million, $31.0 million and $85.5 million for undeveloped property acquisitions in 2010, 2009 and 2008, respectively. The amount for 2010 includes $230.7 million of undeveloped property which was acquired with EQT common stock. The amount for September 30, 2011 includes $92.6 million of liabilities assumed in exchange for producing properties as part of the ANPI transaction.

RISK FACTORS

        Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2010, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference to this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements."

Risks Related to This Offering

Our debt is structurally subordinated to the debt and other liabilities of our subsidiaries.

        The notes are obligations exclusively of EQT Corporation. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our debt is "structurally subordinated" to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. Our rights, and hence the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary's creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. The indenture governing the notes does not restrict our or our subsidiaries' ability to incur indebtedness, including a certain amount of secured indebtedness or secured indebtedness to the extent the notes are secured equally and ratably with such indebtedness, to pay dividends or make distributions on, or redeem or repurchase our equity securities, or to engage in highly leveraged transactions that would increase the level of our indebtedness.

We depend upon our subsidiaries to service our debt.

        Our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. They have no obligation to pay any amounts due under the notes or to provide us with funds for our payment obligations. Payment to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and other business considerations.

Our substantial indebtedness could adversely affect our financial condition.

        With a successful completion of this offering, we will have a significant amount of indebtedness. This significant amount of indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, stock repurchases, acquisitions, debt service requirements or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.

We may issue additional notes.

        Under the terms of the indenture that governs each series of the notes, including the notes offered hereby, we may from time to time without notice to, or the consent of, the holders of the applicable series of notes, create and issue additional notes of a new or existing series, which notes, if of an existing series, will be equal in rank to the notes of that series in all material respects so that the new notes may be consolidated and form a single series with such notes and have the same terms as to status, redemption or otherwise as such notes (except for the issue date and public offering price).

Redemption may adversely affect your return on the notes.

        The notes are redeemable at our option, and therefore we may choose to redeem the notes at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed.

There is no public market for the notes.

        We can give no assurances concerning the liquidity of any market that may develop for the notes offered hereby, the ability of any investor to sell the notes, or the price at which investors would be able to sell them. If a market for the notes does not develop, investors may be unable to resell the notes for an extended period of time, if at all. If a market for the notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the notes as collateral for loans.

 USE OF PROCEEDS

        We estimate that the net proceeds from this offering, after deducting underwriters' discounts and estimated offering expenses of approximately $6.4 million, will be approximately $736.7 million. We intend to use the net proceeds from this offering for general corporate purposes.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2011 on a historical basis and as adjusted to give effect to this offering and the application of the net proceeds of this offering as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in our quarterly report on Form 10-Q for the quarter ended September 30, 2011, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2011
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$334,912	$1,071,620

Debt:
Revolving credit facility	—	—
Existing senior notes	$2,003,911	$2,003,911
Notes offered hereby	—	$750,000

Total debt	$2,003,911	$2,753,911

Stockholders' equity:
Preferred stock, no par value: 3,000,000 shares authorized; none issued	—	—
Common stock, no par value: 320,000,000 shares authorized; 149,437,433 issued and outstanding	1,731,246	1,731,246
Retained earnings	2,085,980	2,085,980
Accumulated other comprehensive loss	94,436	94,436
Treasury stock at cost	(473,925)	(473,925)

Total stockholders' equity	$3,437,737	$3,437,737

Total capitalization	$5,441,648	$6,191,648

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
	(in thousands)
Earnings
Net Income before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes	$617,872	$355,220	$253,597	$410,524	$401,878	$325,731
Minus: equity (earnings) loss of non consolidated investments and minority interest	(6,347)	(9,672)	(6,509)	(5,714)	(3,099)	(260)
Plus: fixed charges	117,395	147,853	125,057	81,221	57,399	51,870
Minus: capitalized interest	(10,865)	(9,266)	(4,258)	(16,989)	(6,710)	(633)

Earnings before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes	718,055	484,135	$367,887	$469,042	$449,468	$376,708
Fixed Charges
Interest expense	$98,642	$128,157	$111,779	$58,394	$47,669	$48,494
Plus: capitalized interest and allowance for borrowed funds used during construction	13,205	9,551	4,258	16,989	6,710	633
Plus: estimated interest component of rental expense	5,548	10,145	9,020	5,838	3,020	2,743

Fixed Charges	$117,395	$147,853	$125,057	$81,221	$57,399	$51,870
Ratio of earnings to fixed charges	6.12x	3.27x	2.94x	5.77x	7.83x	7.26x

        For purposes of calculating the ratios, earnings consist of:

  •
  income before income taxes, discontinued operations and cumulative effect of accounting changes;

  •
  minus equity earnings or losses of non consolidated investments and minority interest;

  •
  plus fixed charges; and

  •
  minus capitalized interest.

        For purposes of calculating the ratios, fixed charges consist of:

  •
  interest on debt and amortization of debt expense;

  •
  capitalized interest and allowance for borrowed funds used during construction; and

  •
  the interest portion of rental expense on operating leases.

        As of the date of this prospectus supplement, we have not issued any shares of preferred stock.

 DESCRIPTION OF NOTES

        The following description is only a summary of certain provisions of the Indenture and the notes, copies of which are available upon request to us at the address set forth under "Where You Can Find More Information." In this summary, the term "EQT" refers only to EQT Corporation and not to any of its subsidiaries or affiliates. You can find the definitions of capitalized terms used in this description under the subheading "Certain Definitions." Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the Indenture. We urge you to read the Indenture and the notes because they, and not this description, define your rights as holders of the notes.

General

        EQT will issue the notes as a series of debt securities under a base indenture, dated as of March 18, 2008, between EQT, as successor, and The Bank of New York Mellon, as trustee (the "Trustee"), as supplemented by a fourth supplemental indenture to be entered into between EQT and the Trustee. The term "Indenture" in this description of notes refers to the base indenture as supplemented by the supplemental indenture.

        The notes will mature on November 15, 2021. Interest on the notes will accrue at the rate of 4.875% per year and will be payable semi-annually in arrears on each May 15 and November 15, commencing on May 15, 2012. EQT will make each interest payment to the holders of record of the notes on the immediately preceding May 1 and November 1. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

        The notes will be senior, unsecured obligations of EQT and will rank equally with all of EQT's other existing and future unsecured and unsubordinated indebtedness. The notes will be represented by Global Securities, which will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, and registered in the name of DTC's nominee. Each note represented by a Global Security is referred to herein as a "Book-Entry Note."

        The Indenture does not limit the amount of notes or other debt securities of EQT that may be issued under the Indenture. EQT may also at any time and from time to time, without notice to or consent of the holders, issue additional debt securities of the same tenor, coupon and other terms as the notes, (except for the issue date and public offering price) so that such debt securities and the notes offered pursuant to this prospectus supplement and the accompanying prospectus shall form a single series. References herein to the notes shall include (unless the context otherwise requires) any further notes issued as described in this paragraph.

        Unless otherwise provided and except with respect to Book-Entry Notes, principal of and premium, if any, and interest, if any, on the notes will be payable, and the transfer of notes will be registrable, at the Corporate Trust Office of the Trustee, except that, at the option of EQT, interest may be paid by mailing a check to the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder.

        For a description of payments of principal of, and premium, if any, and interest on, and transfer of, Book-Entry Notes and exchanges of Global Securities representing Book-Entry Notes, see "Book-Entry, Delivery and Form."

        The notes will be issued only in fully registered form without coupons only in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Optional Redemption

        We may redeem the notes at our option, at any time or from time to time, in whole or in part, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption; and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30 day months) at the applicable Treasury Rate plus 45 basis points plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

        For purposes of determining the optional redemption price, the following definitions are applicable:

        "Treasury Rate" means, with respect to any redemption date for the notes, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        The Treasury Rate will be calculated on the third business day preceding the redemption date.

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("remaining life") of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date:

  •
  the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

  •
  if the Independent Investment Banker is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the Independent Investment Banker.

        "Independent Investment Banker" means Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as specified by us, or if these firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

        "Reference Treasury Dealer" means Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, (and their respective successors), provided however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption. If fewer than all of the notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate.

        Except as set forth above, the notes will not be redeemable by EQT prior to maturity and will not be entitled to the benefit of any sinking fund.

Certain Covenants

        The Indenture will contain certain covenants, including, among others, those described below. Except as set forth below, EQT will not be restricted by the Indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. In addition, the Indenture will not contain any provisions that would require EQT to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving EQT which may adversely affect the creditworthiness of the notes. The Indenture will not restrict the ability of EQT or its subsidiaries to transfer assets to and among EQT's subsidiaries.

Restriction on Liens

        The Indenture will provide that EQT will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Debt which is secured by a mortgage, pledge, security interest or lien (any mortgage, pledge, security interest or lien being hereinafter referred to as a "lien" or "liens") upon any Principal Property of EQT or of any Restricted Subsidiary or upon any shares of stock or Debt issued by any Restricted Subsidiary, whether now owned or hereafter acquired, without in any such case effectively providing that the notes (together with, if EQT so determines, any other indebtedness of or guaranty by EQT or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the notes) will be secured equally and ratably with (or at EQT's option, prior to) such secured Debt so long as such Debt is so secured; provided, however, that the foregoing will not restrict or apply to (and there shall be excluded from secured Debt in any computation under this covenant) Debt secured by:

  •
  liens on property of, or shares of stock or Debt issued by, any Subsidiary existing at the time such Subsidiary becomes a Restricted Subsidiary; provided, that such lien has not been incurred in connection with the transfer by EQT or a Restricted Subsidiary of a Principal Property to such Subsidiary unless EQT, within 180 days of the effective date of such transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the fair value, as determined by the Board of Directors, of such Principal Property at the time of such transfer, to the retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), having a stated maturity:

  •
  more than 12 months from the date of such application; or

  •
  which is extendable at the option of the obligor thereon to a date more than 12 months from the date of such application;

  •
  liens on any property or shares of stock or Debt existing at the time of acquisition thereof by EQT or a Restricted Subsidiary (including acquisition through merger or consolidation) or liens to secure the payment of all or any part of the purchase price or construction cost thereof or to secure any Debt incurred prior to, at the time of, or within 180 days after, the acquisition of such property, shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof;

  •
  liens on any property to secure all or any part of the cost of development, construction, alteration, repair or improvement of all or any portion of such property, or to secure Debt incurred prior to, at the time of, or within 180 days after, the completion of such development, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost;

  •
  liens which secure Debt owed by a Restricted Subsidiary to EQT or to another Restricted Subsidiary or by EQT to a Restricted Subsidiary so long as the Debt is held by EQT or a Restricted Subsidiary;

  •
  liens securing Debt of a corporation or other Person which becomes a successor of EQT in accordance with the terms of the Indenture other than Debt incurred by such corporation or other Person in connection with a consolidation, merger or sale of assets in accordance with the terms of the Indenture;

  •
  liens on property of EQT or a Restricted Subsidiary in favor of the United States or any state thereof, or any department, agency or instrumentality or political subdivision of the United States or any state thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction, alteration, repair or improvement of the property subject to such liens (including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financing), or in favor of any trustee or mortgagee for the benefit of holders of indebtedness of any such entity incurred for any such purpose;

  •
  liens securing Debt which is payable, both with respect to principal and interest, solely out of the proceeds of oil, gas, coal or other minerals to be produced from the property subject thereto and to be sold or delivered by EQT or a Subsidiary, including any interest of the character commonly referred to as a "production payment";

  •
  liens created or assumed by a Subsidiary on oil, gas, coal or other mineral property, owned or leased by a Subsidiary, to secure Debt of such Subsidiary for the purpose of developing such property, including any interest of the character commonly referred to as a "production payment"; provided, however, that neither EQT nor any Subsidiary shall assume or guarantee such Debt or otherwise be liable in respect thereof; or

  •
  any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the foregoing bullets or of any Debt secured thereby; provided, that such extension, renewal or replacement lien will be limited to all or any part of the same property that secured the lien extended, renewed or replaced (plus any improvements and construction on such property) and will secure no larger amount of Debt than that which had been so secured at the time of such extension, renewal or replacement and, in the case of the fourth bullet above, that the Debt being secured thereby is being secured for the same type of Person as the Debt being replaced.

        The Indenture will also provide that EQT and any Restricted Subsidiary may issue debt secured by liens not permitted by the preceding bullets if at the time incurring such lien, the aggregate amount of the related Debt plus all other Debt of EQT and its Restricted Subsidiaries secured by liens which would otherwise be subject to the foregoing restrictions after giving effect to the retirement of any Debt which is currently being retired (not including Debt permitted to be secured under the preceding bullets), plus the aggregate Attributable Debt (determined as of the time of incurring such lien) of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by the first two bullets below) and in existence at the time of incurring such lien (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which has been applied) in accordance with the third bullet below, does not exceed 10% of Consolidated Net Tangible Assets.

Restriction on Sale and Leaseback Transactions

        The Indenture will further provide that EQT will not, and will not permit any Restricted Subsidiary to, enter into any arrangement after the closing of this offering with any bank, insurance company or other lender or investor (other than EQT or another Restricted Subsidiary) providing for the leasing as lessee by EQT or a Restricted Subsidiary of any Principal Property (except a lease for a term not to exceed three years by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued and a lease which secures or relates to industrial revenue or pollution control bonds or similar financing), which was or is owned by EQT or a Restricted Subsidiary and which has been or is to be sold or transferred by EQT or a Restricted Subsidiary to such Person more than 180 days after the completion of construction and commencement of full operation of such property by EQT or such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein referred to as a "Sale and Leaseback Transaction"), unless:

  •
  EQT or such Restricted Subsidiary would, at the time of entering into such Sale and Leaseback Transaction, be entitled as described in the nine bullets set forth under "Restrictions on Liens" above, without equally and ratably securing the notes, to issue, assume or guarantee Debt secured by a lien on such Principal Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction; or

  •
  the Attributable Debt of EQT and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions (other than such Sale and Leaseback Transactions as are permitted as described in the bullet above or the bullet below), plus the aggregate principal amount of Debt secured by liens on Principal Properties then outstanding (not including any such Debt secured by liens described in the nine bullets set forth under "Restrictions on Liens" above) which do not equally and ratably secure the notes, would not exceed 10% of Consolidated Net Tangible Assets; or

  •
  EQT, within 180 days after any such sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair value, as determined by the Board of Directors, of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction to the retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), having a stated maturity:

  •
  more than 12 months from the date of such application; or

  •
  which is extendable at the option of the obligor thereon to a date more than 12 months from the date of such application;

        provided, that the amount to be so applied will be reduced by (i) the principal amount of notes delivered to the Trustee for retirement and cancellation within 180 days after such sale or transfer, and (ii) the principal amount of any such Debt of EQT or a Restricted Subsidiary other than the notes voluntarily retired by EQT or a Restricted Subsidiary within 180 days after such sale or transfer.

        Notwithstanding the foregoing, no retirement referred to in the third bullet above may be effected by payment at Maturity.

        Notwithstanding the foregoing, where the Company or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by the Company or any other Restricted Subsidiary of the lessee's obligation thereunder.

Merger, Consolidation and Sale of Assets

        EQT will not consolidate or merge with or into any other entity, or sell other than for cash or lease its assets substantially as an entirety to another entity, or purchase the assets of another entity substantially as an entirety, unless:

  •
  either EQT shall be the continuing entity, or the successor, transferee or lessee entity (if other than EQT) shall expressly assume prior to or simultaneously with such consolidation, merger, sale or lease, all obligations under the Indenture and the notes to be performed or observed by EQT;

  •
  immediately after such consolidation, merger, sale, lease or purchase EQT or the successor, transferee or lessee entity would not be in default in the performance of any covenant or condition of the Indenture; and

  •
  if, as a result of any such consolidation or merger or such sale or lease, properties or assets of EQT would become subject to a lien which would not be permitted by the Indenture, EQT or such successor Person, as the case may be, takes such steps as are necessary to effectively secure the notes equally and ratably with (or prior to) all indebtedness secured thereby.

General Limitations on Payment of Dividends and Making Distributions

        Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or if we would become insolvent after the dividend or repurchase.

Certain Definitions

        Certain terms used in this description are defined in the Indenture as follows:

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by EQT) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges and any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

        "Consolidated Net Tangible Assets" means the aggregate amount of assets of EQT and its consolidated Subsidiaries (less applicable reserves) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (b) all current liabilities except for current maturities of long-term debt, current maturities of capitalized lease obligations, indebtedness for borrowed money having a maturity of less than 12 months from the date of the most recent audited consolidated balance sheet of EQT, but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower and deferred income taxes which are classified as current liabilities, all as reflected in the audited consolidated balance sheet contained in EQT's most recent annual report to its shareholders under Rule 14a-3 of the Exchange Act, prior to the time as of which "Consolidated Net Tangible Assets" is being determined.

        "Debt" means indebtedness for borrowed money.

        "Person" means, except as provided in the Indenture, any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means any manufacturing plant or production, transportation or marketing facility or other similar facility located within the United States (other than its territories and possessions) and owned by, or leased to, EQT or any Restricted Subsidiary, the book value of the real property, plant and equipment of which (as shown, without deduction of any depreciation reserves, on the books of the owner or owners) is not less than 1.5% of Consolidated Net Tangible Assets as of the date on which such facility is acquired or a leasehold interest therein is acquired.

        "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located, or substantially all the business of which is carried on, within the United States (other than its territories and possessions) which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or EQT, own or be a lessee of a Principal Property.

        "Subsidiary" means, with respect to EQT, a corporation of which more than 50% of the total voting power of the capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of its directors is owned, directly or indirectly, by EQT or by one or more other Subsidiaries or by EQT and one or more other Subsidiaries.

Events of Default

        An Event of Default with respect to the notes is defined as follows:

  •
  failure to pay interest on the notes, which continues for 30 days;

  •
  failure to pay principal of or premium, if any, on the notes at maturity, redemption or otherwise;

  •
  failure to perform or breach of any covenant of EQT in the Indenture (other than a default in the performance or breach of a covenant included in the Indenture solely for the benefit of debt securities of EQT other than the notes offered pursuant to this prospectus), which continues for 60 days after written notice has been given to EQT by the Trustee or to EQT and the Trustee by the holders of at least 25% in aggregate principal amount of the notes;

  •
  failure of EQT to make any payment when due, including any applicable grace period, in respect of indebtedness which is in an amount in excess of $100 million, or the default by EQT with respect to any indebtedness that results in acceleration of indebtedness which is in an amount in excess of $100 million which continues for 30 days after written notice has been given to EQT by the Trustee or to EQT and the Trustee by the holders of at least 25% in aggregate principal amount of the notes; and

  •
  certain events of bankruptcy, insolvency or reorganization of EQT.

        The Indenture provides that, if any Event of Default with respect to the notes occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the notes may declare the principal amount of (and all accrued and unpaid interest on) all notes to be due and payable immediately, but under certain conditions such declaration may be rescinded and annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest, if any, on the notes and certain other specified defaults) may be waived by the holders of not less than a majority in principal amount of the notes on behalf of the holders of all the notes.

        Within 90 days after the occurrence of a default, if known to the Trustee, the Trustee shall give notice to the holders of the notes of the default, unless such default shall have been cured or waived before the giving of such notice, provided, however, that such notice will not be given until at least

30 days after the occurrence of any default in the performance of a covenant in the Indenture other than for the payment of the principal of, premium, if any, or interest on the notes. Except in the case of a default in payment of the principal of, premium, if any, or interest on the notes, the Trustee shall be protected in withholding such notice, if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders. For purposes of the provision described in this paragraph, the term default with respect to any notes means any event which is, or after notice or lapse of time or both, would become an "Event of Default" specified in the Indenture with respect to the notes.

        The Trustee is required, during a default, to act with the standard of care provided in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Indenture provides that the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the notes. However, the Indenture contains a provision entitling the Trustee to be indemnified to its satisfaction by holders of the notes before proceeding to exercise any right or power vested in it under the Indenture at the request or direction of the holders of the notes. The terms of the indemnification required by the Trustee will depend on the nature of the right or power requested or directed to be exercised by the holders and the circumstances that exist at that time. Generally, the Trustee would expect to be fully protected for all actions.

Modification and Waiver

        Modifications and amendments may be made by EQT and the Trustee to the Indenture, without the consent of any holder of the notes, to, among other things:

  •
  add to the covenants and agreements of EQT and to add Events of Default, in each case for the protection or benefit of the Holders;

  •
  evidence the succession of another corporation to EQT, or successive successions, and the assumption by such successor of the covenants and obligations of EQT;

  •
  to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee and to add to or change any of the provisions of this Indenture as shall be necessary for or facilitate the administration of the trusts hereunder by more than one Trustee;

  •
  secure the notes or to add guarantors or co-obligors with respect to the notes;

  •
  to cure any ambiguity or to correct or supplement any provision contained in the Indenture which may be defective or inconsistent with any other provision in the Indenture;

  •
  to add to or change or eliminate any provision of this Indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act;

  •
  make any change that does not adversely affect in any material respect the interests of the holders of the notes;

  •
  to provide for uncertificated securities in addition to certificated securities; or

  •
  to permit or facilitate the defeasance and discharge of the notes provided that any such action shall not adversely affect the interests of the holders of the notes or any other series of securities issued under the Indenture.

        The Indenture contains provisions permitting EQT and the Trustee, with the consent of the holders of a majority in aggregate in principal amount of the notes to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the notes, except that no such supplemental indenture may, without the consent of the holder of each note affected thereby:

  •
  change the Stated Maturity of the principal of, or any installment of interest on, the notes, or reduce the principal amount thereof or interest thereon or any premium payable on redemption of the notes or change the currency in which the principal of and premium, if any, or interest on the notes is denominated or payable;

  •
  reduce the percentage in principal amount of the notes, the consent of whose holders is required for any supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder; or

  •
  reduce the percentage of holders of the notes required to consent to any waiver of defaults, covenants or supplemental indentures.

        The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

  •
  waive compliance by EQT with certain restrictive provisions of the Indenture, as detailed in the Indenture; or

  •
  waive any past default or event of default under the Indenture and its consequences, except a default or event of default in the payment of any amount due with respect to any note, or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Satisfaction and Discharge

        The Indenture will cease to be of further effect if:

  •
  all notes (other than destroyed, lost or stolen notes which have been replaced or paid and notes, the payment for which has been held in trust and thereafter repaid to EQT or discharged from such trust) have been delivered to the Trustee for cancellation; or

  •
  all notes not previously delivered to the Trustee for cancellation have become due and payable or are by their terms to become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and EQT has deposited with the Trustee, as trust funds, an amount sufficient to pay and discharge the entire indebtedness on the notes for principal and any premium and interest to the date of such deposit or to maturity or redemption, as the case may be; provided, however, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the moneys then on deposit with the Trustee to EQT, obligations of EQT under the Indenture will not be deemed terminated or discharged.

        Such trust may only be established if:

  •
  EQT has paid or caused to be paid all other sums payable by EQT under the Indenture; and

  •
  EQT has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

        The Indenture provides that the terms of the notes may provide EQT with the option to discharge its indebtedness represented by such notes or to cease to be obligated to comply with certain covenants under the Indenture. EQT, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. government obligations which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient, to pay the principal of and premium, if any, and interest on, the notes at the stated maturity of such payments in accordance with the terms of the Indenture and such notes, provided, however, in the case of the notes being discharged, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the money and/or U.S. government obligations then on deposit with the Trustee to EQT, such indebtedness will not be deemed discharged.

        Such trust may only be established if:

  •
  no default or event that with notice or lapse of time or both would become an event of default shall have occurred and be continuing on the date of such deposit (other than a default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit);

  •
  EQT has delivered to the Trustee:

  •
  an opinion of counsel, stating that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of EQT's exercise of this defeasance option and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if EQT had not exercised this option; and

  •
  in the case of the notes being discharged, accompanied by a ruling to that effect received from or published by the U.S. Internal Revenue Service.

Trustee

        The Trustee may resign or be removed with respect to the notes and a successor trustee may be appointed to act with respect to such notes.

Book-Entry, Delivery and Form

        The notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons. Upon issuance, the notes will be deposited with The Bank of New York Mellon, as trustee, as custodian for The Depository Trust Company in New York, New York (which we refer to as "DTC"), and registered in the name of DTC or its nominee.

        Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as "participants," or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as DTC, or its nominee, is the registered owner or holder of any of the notes, DTC or that nominee as the case may be, will be considered the sole owner or holder of such notes represented by the global note for all purposes under the Indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer such interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

        Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the trustees, any paying agent, or we will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and procedures and will be settled in same-day funds.

        We expect that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

        A global note is exchangeable for definitive notes in registered certificated form if:

  •
  DTC (i) notifies us that it is unwilling or unable to continue as depositary for the global notes, and we fail to appoint a successor depositary, or (ii) has ceased to be a clearing agency registered under the Exchange Act;

  •
  at our option, we notify the trustees in writing that we have elected to cause the issuance of the certificated securities; or

  •
  there has occurred and is continuing a default or event of default with respect to the notes.

        In addition, beneficial interests in a global note may be exchanged for certificated securities upon prior written notice given to the trustees by or on behalf of DTC in accordance with the Indenture.

        In all cases, certificated securities delivered in exchange for any beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Certificated securities may be presented for registration, transfer and exchange at The Bank of New York Mellon, New York, New York, or the office or agency designated for such purpose.

        DTC has advised us that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, whom we refer to as indirect participants.

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the trustee, the paying agent, or we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same Day Settlement and Payment

        We will make payments in respect of the notes (including principal, interest and premium, if any) at the Corporate Trust Office of the Trustee except that, at the option of EQT, we will make payments of interest by check mailed to the registered address of the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder. The notes represented by the global notes are expected to trade in DTC's Same Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Euroclear and Clearstream

        Investors may hold interests in the notes outside the United States through Euroclear or Clearstream if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the names of the nominees of the depositaries on the books of DTC. The following is based on information furnished by Euroclear or Clearstream, as the case may be.

        Euroclear has advised us that:

  •
  It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

  •
  Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

  •
  Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative");

  •
  The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of securities offered by this prospectus supplement;

  •
  Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

  •
  Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions");

  •
  The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants;

  •
  Distributions with respect to securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

        Clearstream has advised us that:

  •
  It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

  •
  Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

  •
  As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

  •
  Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of securities offered by this prospectus supplement;

  •
  Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly;

  •
  Distributions with respect to the securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

        We have provided the following descriptions of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, the underwriters nor the Trustee take any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

        Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected within DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following discussion is a summary of the material U.S. federal income tax consequences of an investment in the notes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances or taxpayers subject to special treatment under U.S. federal income tax laws (including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons who hold notes as part of a hedging, integrated, straddle, conversion or constructive sale transaction, persons subject to the alternative minimum tax, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, U.S. expatriates, controlled foreign corporations, or passive foreign investment companies). This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with the material U.S. federal income tax consequences to a holder that acquires the notes in the initial offering at their issue price and holds the notes as capital assets.

        This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect.

        EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

        A "U.S. Holder" is a beneficial owner of a note that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of a note that is not a U.S. Holder or a partnership. If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its tax advisor concerning the U.S. federal income and other tax consequences.

Tax Consequences to U.S. Holders

        Interest.    Interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's method of tax accounting.

        Sale, Exchange, Retirement or Other Disposition of a Note.    A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a note in an amount equal to the difference between (i) the amount realized (except to the extent such amount is attributable to accrued interest, which will be taxable as ordinary interest income to the extent such interest has not been previously included in income) and (ii) such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note will generally equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the note was held for more than one year at the time of disposition. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Tax Consequences to Non-U.S. Holders

        Interest.    Subject to the discussion below concerning backup withholding, no U.S. federal income or withholding tax generally will apply to a payment of interest on a note to a Non-U.S. Holder, provided that

  (i)
  such interest is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder;

  (ii)
  such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  (iii)
  such Non-U.S. Holder is not a controlled foreign corporation directly or indirectly related to us through stock ownership;

  (iv)
  such Non-U.S. Holder is not a bank whose receipt of interest on the note is described in Section 881(c)(3)(A) of the U.S. Internal Revenue Code;

  (v)
  either (A) such Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person or (B) a securities clearing organization or certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent with a copy thereof; and

  (vi)
  we or our paying agent do not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

        If all of the foregoing requirements are not met, payments of interest on a note generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met), subject to the discussion below concerning interest that is effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States.

        Sale, Exchange, Retirement or Other Disposition of a Note.    Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note, unless in the case of gain (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met.

        United States Trade or Business.    If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest or gain on a note is effectively connected with the conduct of such trade or business and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the receipt or accrual of such interest or the recognition of gain on the sale or other taxable disposition of the note in the same manner as if such holder were a U.S. person. Such interest or gain recognized by a corporate Non-U.S. Holder may also be subject to an additional U.S.

federal branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). In addition, any such gain will not be subject to withholding tax and any such interest will not be subject to withholding tax if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes.

Backup Withholding and Information Reporting

        U.S. Holders.    Payments of interest on, or the proceeds of the sale or other disposition of, a note are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to U.S. federal backup withholding tax at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

        Non-U.S. Holders.    A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and backup withholding tax with respect to our payment of principal and interest on, or the proceeds of the sale or other disposition of, a note. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount, if any, of tax withheld may be reported to the Internal Revenue Service. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriters named below, for whom Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as representatives, the following respective principal amounts of the notes:

Underwriter	Principal Amount of Notes
Barclays Capital Inc.	$150,000,000
Deutsche Bank Securities Inc.	150,000,000
J.P. Morgan Securities LLC	150,000,000
SunTrust Robinson Humphrey, Inc.	90,000,000
Mitsubishi UFJ Securities (USA), Inc.	45,000,000
PNC Capital Markets LLC	45,000,000
Goldman, Sachs & Co.	24,000,000
The Huntington Investment Company	24,000,000
UBS Securities LLC	24,000,000
U.S. Bancorp Investments, Inc.	24,000,000
CIBC World Markets Corp.	12,000,000
Credit Agricole Securities (USA) Inc.	12,000,000

Total	$750,000,000

        The underwriting agreement provides that the underwriters severally agree to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

        Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.400% of the principal amount of each note. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.250% of the of the principal amount of the notes. After the initial offering of the notes, the underwriters may change the offering price.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of an officer's certificate and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The expenses of the offering, not including the underwriting discount, are estimated to be approximately $1.5 million and are payable by us.

New Issue of Notes

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of notes may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive and the 2010 PD Amending Directive to the extent implemented, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

  •
  to any legal entity that is a "qualified investor" as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

  •
  to fewer than (i) 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (ii) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), in each case subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of the notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC, and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EC.

United Kingdom

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United

Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If an underwriter creates a short position in the notes in connection with the offering, i.e., if it sells more notes than are on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        The underwriters and their affiliates have engaged in, and may in the future engage in commercial and investment banking, lending, advisory, financial hedging and other services in the ordinary course of business with us. They have received and may in the future receive customary fees and commissions for these transactions. Certain of the underwriters or their affiliates are lenders under our revolving credit facility.

LEGAL MATTERS

        The validity of the notes offered in this offering and certain other legal matters will be passed upon for us by Buchanan Ingersoll & Rooney, PC, Pittsburgh, Pennsylvania and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The consolidated financial statements of EQT Corporation appearing in our Annual Report on Form 10-K for the year ended December 31, 2010 (including the schedule appearing therein) and the effectiveness of our internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The information included or incorporated by reference in this prospectus supplement as of December 31, 2010 relating to our estimated quantities of our proved natural gas and oil reserves is derived from an audit report prepared by Ryder Scott Company, L.P., independent petroleum engineers, as stated in its audit report with respect thereto. This information is included or incorporated in this prospectus supplement in reliance upon the authority of such firm as experts with respect to the matters covered by their report and the giving of their report.

PROSPECTUS

EQT CORPORATION

Debt Securities

Preferred Stock

Common Stock

        EQT Corporation, from time to time, may offer, issue and sell unsecured debt securities which may be senior, subordinated or junior subordinated debt securities, preferred stock and common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. In addition, from time to time certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities. Our common stock is listed on the New York Stock Exchange and trades under the symbol "EQT."

        We and any selling securityholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

        This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities.

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated December 9, 2010

        In this prospectus, except as otherwise indicated, "EQT," "we," "our," and "us" refer to EQT Corporation and its consolidated subsidiaries.

i

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

        This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC's website at http://www.sec.gov and on our corporate website at http://www.eqt.com. Information on our website does not constitute part of this prospectus.

        We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC's Public Reference Room in Washington D.C., as well as through the SEC's website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange

Act of 1934, as amended (the "Exchange Act"), prior to the completion of the offering of all securities covered by the respective prospectus supplement:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2009 (filed on February 18, 2010);

  •
  our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 (filed on April 28, 2010), June 30, 2010 (filed on July 29, 2010) and September 30, 2010 (filed on October 28, 2010);

  •
  our Current Reports on Form 8-K (filed on February 9, 2010 (but only with respect to Item 5.02 of such Current Report on Form 8-K), March 2, 2010 (but only with respect to Item 3.02 of such Current Report on Form 8-K), March 16, 2010, April 21, 2010, April 30, 2010, May 20, 2010, June 10, 2010, and September 28, 2010 (but only with respect to Item 5.02 of such Current Report on Form 8-K));

  •
  our Definitive Proxy Statement on Schedule 14A (filed on March 5, 2010); and

  •
  the descriptions of the common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating those descriptions.

        We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Attention: Lewis B. Gardner, Esq.
Vice President and General Counsel
Telephone: (412) 553-5700

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein may contain certain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as "anticipate," "estimate," "will," "may," "forecasts," "approximate," "expect," "project," "intend," "plan," "believe" and other words of similar meaning in connection with any discussion of future operating or financial matters. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus and the documents incorporated by reference herein include the matters discussed in the sections captioned "Outlook" in Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and of our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and the expectations of our and our subsidiaries' plans, strategies, objectives, and growth and anticipated financial and operational performance, including guidance regarding our drilling and infrastructure programs (including the Equitrans Marcellus Expansion Project) and technology, transactions, including asset sales and/or joint ventures, involving our assets, the timing of construction of public-access natural gas refueling stations, production and sales volumes, revenue projections, reserves, operating costs, well costs, capital expenditures, financing requirements and availability, hedging strategy, the effects of government regulation and tax position. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect the operations, performance and results of our business and forward-looking statements include, but are not limited to, those set forth under Item 1A, "Risk Factors" of our Form 10-K for the year ended December 31, 2009.

        Any forward-looking statement speaks only as of the date on which such statement is made and we do not intend to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

        In reviewing any agreements incorporated by reference herein, please remember such agreements are included to provide information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties should those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

 EQT CORPORATION

        We are an integrated energy company, with an emphasis on Appalachian area natural gas production, gathering, processing, transmission and distribution. We offer energy products (natural gas, natural gas liquids and a limited amount of crude oil) and services to wholesale and retail customers in the United States through three business segments: EQT Production, EQT Midstream and Distribution.

        EQT Production is one of the largest natural gas producers in the Appalachian Basin with 4.1 trillion cubic feet of proved reserves across 3.4 million acres as of December 31, 2009.

        EQT Midstream provides gathering, processing, transmission and storage services to EQT Production and to independent third parties in the Appalachian Basin. EQT Midstream has approximately 10,650 miles of gathering lines and 970 miles of transmission lines as of December 31, 2009.

        Distribution distributes and sells natural gas to residential, commercial and industrial customers in southwestern Pennsylvania, West Virginia and eastern Kentucky. Distribution also operates a small gathering system in Pennsylvania and provides off-system sales activities, which include the purchase and delivery of gas to customers at mutually agreed-upon points on facilities not owned by us.

        In 2009, our corporate name was changed to EQT Corporation. Our common stock is listed on the New York Stock Exchange under the symbol "EQT." Our principal and executive offices are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222 and our telephone number is (412) 553-5700. Our Internet address is www.eqt.com. Information on our website does not constitute part of this prospectus.

 RISK FACTORS

        Investing in our securities involves risks. You should carefully consider the risks described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this prospectus, as well as those risk factors contained in other reports we subsequently file with the SEC or that may be included in any applicable prospectus supplement, before making a decision to invest in our securities.

USE OF PROCEEDS

        We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
Nine Months Ended September 30, 2010
	2009	2008	2007	2006	2005
2.31x	2.94x	5.77x	7.83x	7.26x	9.71x

        For purposes of calculating the ratios, earnings consist of:

  •
  income before income taxes, discontinued operations and cumulative effect of accounting changes;

  •
  minus equity earnings or losses of non consolidated investments and minority interest;

  •
  plus fixed charges; and

  •
  minus capitalized interest.

        For purposes of calculating the ratios, fixed charges consist of:

  •
  interest on debt and amortization of debt expense;

  •
  capitalized interest and allowance for borrowed funds used during construction; and

  •
  the interest portion of rental expense on operating leases.

        As of the date of this prospectus, we have not issued any shares of preferred stock.

 DESCRIPTION OF CAPITAL STOCK

        Set forth below is a summary description of all the material terms of our capital stock. For more information, please see our amended and restated articles of incorporation, or the articles, which are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibit 3.1.

Description of Common Stock

        Our authorized common stock consists of 320,000,000 shares. At November 17, 2010, there were 149,148,543 shares of common stock issued and outstanding. The approximate number of shareholders of record of our common stock as of November 17, 2010 was 3,440.

        Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, each shareholder is entitled to receive any dividends, in cash, securities or property, as our board may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or if we would become insolvent after the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution. The common stock which may be issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Description of Preferred Stock

        We currently have authorized 3,000,000 shares of undesignated preferred stock; there are no preferred shares issued and outstanding as of the date of this prospectus. Under Pennsylvania law and our articles, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law and our articles and by-laws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions, and special or relative rights or privileges of that series.

        Holders of preferred stock have no voting rights for the election of directors and have no other voting rights except as our board may determine pursuant to its authority under our articles with respect to any particular series of preferred stock and except as provided by law.

        If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering. This description will include:

  •
  the distinctive serial designation of the series;

  •
  the annual dividend rate for such series, if any, and the date or dates from which dividends shall commence to accrue;

  •
  the redemption price or prices, if any, for shares of such series and the terms and conditions on which such shares may be redeemed;

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  the provisions for a sinking, purchase, or similar fund, if any, for the redemption or purchase of shares of the series;

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  the preferential amount or amounts payable upon shares of such series in the event of our voluntary or involuntary liquidation;

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  voting rights, if any, of the preferred stock;

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  the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of our securities into which such shares may be converted;

  •
  the relative seniority, parity or junior rank of such series with respect to other series of preferred stock then or thereafter to be issued;

  •
  a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock; and

  •
  any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

        While the terms we have summarized above may generally apply to any shares of preferred stock that we may offer, our board will include the specific terms of each series of preferred stock in a statement with respect to preferred stock that will be filed with the Pennsylvania Department of State, and we will describe the particular terms of any series of preferred stock that we may offer in more detail in the applicable prospectus supplement.

        The preferred stock that may be offered by this prospectus will, when issued, be fully paid and nonassessable and will not have or be subject to any preemptive or similar rights.

Anti-takeover Effect of our Governing Documents and Pennsylvania Business Corporation Law

        Our articles and by-laws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect by delaying, deferring or preventing a change of control of us. In addition, certain provisions of Pennsylvania law may have a similar effect.

        Required Vote for Authorization of Certain Actions.    Our articles require the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of capital stock of all classes and series entitled to vote generally in the election of directors, voting together as a single class, for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations, reorganizations, reclassification of securities, liquidation or dissolution, or any agreement, plan, contract or other agreement providing for such a transaction, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by two-thirds of the continuing directors, or the aggregate amount of cash, together with the "fair market value" of other consideration, exceeds the "highest equivalent price" threshold and other procedural requirements specified in our articles are met.

        Required Vote for Amendment of Articles and By-laws.    Except as may be specifically provided to the contrary in any provision in our articles with respect to amendment or repeal of such provision, our articles cannot be amended and no provision may be repealed by our shareholders without a vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such amendment has been approved by two-thirds of the whole board of directors, in which event our articles may be amended and any provision repealed by such shareholder approval as may be specified by law. Our board of directors may make, amend, and repeal our by-laws with respect to those matters which are not, by statute, reserved exclusively to our shareholders, subject to the power of our shareholders to change such action. No by-law may be made, amended or repealed by our shareholders unless such action is approved by the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such amendment has been approved by two-thirds of the whole board of directors, in which event (unless otherwise expressly provided in the articles or by-laws) our by-laws may be amended and any provision may be repealed by such shareholder approval as may be specified by law.

        Election and Removal of Directors.    Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our shareholders. A vote of at least 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. Our articles provide that vacancies in our board of directors shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of the directors. Under the terms of our by-laws and articles, these provisions cannot be changed without the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such action has been previously approved by a two-thirds vote of the whole board of directors.

        Preferred Stock.    The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

        Anti-Takeover Law Provisions under the Pennsylvania Business Corporations Law.    We are subject to certain provisions of Chapter 25 of the Pennsylvania Business Corporation Law, or the PBCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us, including section 2524, Subchapter 25E and Subchapter 25F of the PBCL. Under section 2524 of the PBCL, shareholders cannot act by partial written consent except as permitted under our articles. Under Subchapter 25E of the PBCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of our shareholders would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder's shares at a price determined in an appraisal proceeding.

        Under Subchapter 25F of the PBCL, we may not engage in merger, consolidation, share exchange, division, asset sale or a variety of other "business combination" transactions with a person which becomes the "beneficial owner" of shares representing 20% or more of the voting power in an election of our directors unless (1) the business combination or the acquisition of the 20% interest is approved by our board prior to the date the 20% interest is acquired, (2) the person beneficially owns at least 80% of the outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F, (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

        We have elected to opt out of Subchapter 25G of the PBCL (which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition) and Subchapter 25H (which would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired, offered to acquire or publicly disclosed an intention to acquire 20% of our voting power or publicly disclosed an intention to acquire control of us).

        Advance Notice Requirements.    Our bylaws require our shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at our annual meeting of shareholders. These procedures provide that notice of shareholder proposals and shareholder nominations for the election of directors at our annual meeting must be in writing and received by our secretary at our principal executive offices at least 90, but not more than 120, days prior to the anniversary of the date of the prior year's annual meeting of shareholders. In the case of a shareholder nomination, the notice submitted to the secretary must set forth information about the nominee and be accompanied by an original irrevocable conditional resignation in the event that such director, in an uncontested election, receives more votes "withheld" than "for" his or her election.

        Special Meetings of Shareholders.    Our bylaws provide that a special meeting of shareholders may be called by the board of directors or by the chief executive officer. Shareholders do not have a right to call a special meeting under the current bylaws.

        Special Treatment for Specified Groups of Nonconsenting Shareholders.    Additionally, the PBCL permits an amendment of a corporation's articles or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

        Exercise of Director Powers Generally.    The PBCL also provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (1) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (2) the short-term and long-term interests of the corporation, (3) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (4) all other pertinent factors. The PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on "poison pills" or the anti-takeover provisions of the PBCL. We do not currently have a "poison pill."

Miscellaneous

        The holders of shares of our common stock do not have preemptive rights or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is Mellon Investor Services LLC. Its address is P.O. Box 358015, Pittsburgh, PA 15252, and its telephone number at this location is 800-589-9026. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which such preferred stock is offered.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "EQT."

 DESCRIPTION OF DEBT SECURITIES

        We may offer unsecured debt securities which may be senior, subordinated or junior subordinated and may be convertible. Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued in one or more series under an indenture between us and The Bank of New York Mellon, which is attached as an exhibit to the registration statement of which this prospectus forms a part.

        The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

Debt Securities

  •
  The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time. Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

  •
  title and aggregate principal amount;

  •
  whether the securities will be senior, subordinated or junior subordinated;

  •
  applicable subordination provisions, if any;

  •
  conversion or exchange into other securities;

  •
  percentage or percentages of principal amount at which such securities will be issued;

  •
  maturity date(s);

  •
  interest rate(s) or the method for determining the interest rate(s);

  •
  dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

  •
  redemption or early repayment provisions;

  •
  authorized denominations;

  •
  form;

  •
  amount of discount or premium, if any, with which such securities will be issued;

  •
  whether such securities will be issued in whole or in part in the form of one or more global securities;

  •
  identity of the depositary for global securities;

  •
  whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

  •
  the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

  •
  any covenants applicable to the particular debt securities being issued;

    •
    any defaults and events of default applicable to the particular debt securities being issued;

    •
    currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

    •
    time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

    •
    securities exchange(s) on which the securities will be listed, if any;

    •
    whether any underwriter(s) will act as market maker(s) for the securities;

    •
    extent to which a secondary market for the securities is expected to develop;

    •
    our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

    •
    provisions relating to covenant defeasance and legal defeasance;

    •
    provisions relating to satisfaction and discharge of the indenture;

    •
    provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

    •
    additional terms not inconsistent with the provisions of the indenture.

General

        One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

        United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

        Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

        The term "debt securities" includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

        We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee maintained in the Borough of Manhattan, the City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

        The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

        The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

 PLAN OF DISTRIBUTION

        We, and/or selling securityholders, if applicable, may sell the common stock, preferred stock or any series of debt securities being offered hereby in one or more of the following ways from time to time:

  •
  to underwriters or dealers for resale to the public or to institutional investors;

  •
  directly to institutional investors;

  •
  directly to a limited number of purchasers or to a single purchaser;

  •
  through agents to the public or to institutional investors; or

  •
  through a combination of any of these methods of sale.

        The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

  •
  the offering terms, including the name or names of any underwriters, dealers or agents;

  •
  the purchase price of the securities and the net proceeds to be received by us from the sale;

  •
  any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation;

  •
  any public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchange on which the securities may be listed.

        If we, and/or selling securityholders, if applicable, use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

  •
  privately negotiated transactions;

  •
  at a fixed public offering price or prices, which may be changed;

  •
  in "at the market offerings" within the meaning of Rule 415(a)(4) of the Securities Act;

  •
  at prices related to prevailing market prices; or

  •
  at negotiated prices.

        Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

        We, and/or selling securityholders, if applicable, may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of common shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of common shares. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

        If indicated in an applicable prospectus supplement, we, and/or selling securityholders, if applicable, may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We, and/or selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these delayed delivery contracts.

        Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

        Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities other than the common stock may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

 LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon by Buchanan Ingersoll & Rooney PC and Skadden, Arps, Slate, Meagher & Flom LLP. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Buchanan Ingersoll & Rooney PC and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements of EQT Corporation appearing in EQT Corporation's Annual Report (Form 10-K) for the year ended December 31, 2009 (including schedule appearing therein), and the effectiveness of EQT Corporation's internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$750,000,000

EQT Corporation

4.875% Senior Notes due 2021

PROSPECTUS SUPPLEMENT
November 2, 2011

Joint Book-Running Managers

Barclays Capital	Deutsche Bank Securities	J.P. Morgan

SunTrust Robinson Humphrey

Senior Co-Managers

PNC Capital Markets LLC	Mitsubishi UFJ Securities

Co-Managers

Goldman, Sachs & Co.	Huntington Investment Company	UBS Investment Bank	US Bancorp
	CIBC	Credit Agricole CIB